
May 10, 2024

Naveen Krishnarao Kulkarni
Chief Executive Officer and President
Quantumzyme Corp.
15656 Bernardo Center Drive
Suite 801
San Diego, CA 92127

> **Re: Quantumzyme Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 29, 2024**
> **File No. 024-12403**

Dear Naveen Krishnarao Kulkarni:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

Amendment 2 to Offering Statement on Form 1A submitted April 29, 2024

Description of Business
The Quantumzyme Solution, page 25

1. We note your revised disclosure in response to comment 4. I appears from the revised disclosure that, thus far, you have engineered one product, an enzyme that you believe could be used in the manufacture of Ibuprofen, as disclosed on page 21. If so, please revise to clarify what further steps would be needed for you to commercialize this product. For example, does it require FDA approval, and if so, disclose what type of FDA review would be required. To the extent you have begun any other programs and they are currently material to your business, disclose at what phase of development you have reached with those programs. Finally, we note that you conduct your research and development activities at offsite facilities. Revise to clarify whether you lease or own those facilities and any agreements you have for their use.

   Please contact Robert Augustin at 202-551-8483 or Abby Adams at 202-551-6902 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services
